FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... Ö ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

2nd Quarter 2011

  At June 30, 2011, TELMEX supported 12.354 million lines, a decrease of 1.9% compared with the same period of the previous year.

    This total excludes 1.4 million lines in areas which are concentrated in rural communities and will be served by Telmex Social.

    It also excludes 696,000 public telephony lines and 784,000 prepaid lines, which have decreased in the last 12 months by 83,000 and 123,000, respectively. At midyear, 113,000 lines that provided technical support for lines no longer being used for dial-up Internet access service were disconnected.

    Taking these factors into account, there were 15.254 million lines in service at June 30, a decrease of 3.1% compared with the previous year.

  In all the countries in the world, there has been a continuous decrease in penetration of fixed lines. In a market of approximately 19.6 million fixed lines, TELMEX has a market share of 62.9% or 77.7% if public, prepaid and lines that are going to be served by Telmex Social are included. These market shares are below the average of 85.6% for the 35 most representative countries (Bank of America Merrill Lynch, Global Wireline Matrix 2010).

  Since April this year, TELMEX and Dish have offered a service package that for 299 pesos per month, (tax included), gives customers basic line rent (with 100 unlimited local calls) and two digital services (voice mail and call forwarding) to foster call completion that currently TELMEX offers at no cost plus video services provided by Dish México. Through this cooperation between the two companies, pay TV services can be made available to low-income segments of the population and TELMEX maintains its basic telephony customers.

  Regarding our commercial agreements with Dish, México TELMEX provides Dish with billing and collection services through the telephone bill to approximately 55% of their customers and provides support in the market for around of 35% of their services through our distribution network. It is important to highlight that TELMEX does not install or operates Dish services, as TELMEX has repeatedly communicated in its reports to the Securities and Exchange Commission (SEC) and the Bolsa Mexicana de Valores, S.A.B de C.V. (BMV) (Mexican Stock Exchange) which are available on our website.

  TELMEX drives education and digital culture in the country and has benefited more than 2 million students, teachers and parents in cooperation with institutions and the governments of the 32 Mexican states. Additionally, through more than 600 Aulas Digitales TELMEX (TELMEX Computer Halls) and 3,500 Bibliotecas Digitales TELMEX (TELMEX Digital Libraries) and thanks to the high academic performance of students and teachers, the participants recently excelled in six national contests in the areas of logic-mathematics, history and Spanish, among others. These evaluations were organized by the Secretaría de Educación Pública (Mexico’s Education Ministry) and other government entities.

  Given the substantial increase in costs associated with some advertising channels, we have successfully used other communications means to promote our products such as the Internet, digital means, magazines, movie theaters, newspapers and social networks, among others.

  It is important to highlight that excluding non-recurring line disconnections of the second quarter, line decrease observed in 2011 was lower that in the prior two years. In this manner, revenues in the second quarter totaled 27.614 billion pesos, a decrease of 2.9% compared with the same period of 2010, because the increase of 5.4% in data revenues was not enough to offset the decrease of 7.2% in voice services.

  From April to June, adjusted EBITDA (1) totaled 11.074 billion pesos, producing a margin of 40.1%. Operating income totaled 6.268 billion pesos, with a margin of 22.7%.

  Net income in the second quarter totaled 3.148 billion pesos. In the quarter, earnings per share were 17.4 Mexican cents, 11.2% lower than the same period of last year, and earnings per ADR (2) were 29.8 US cents, a decrease of 4.5% compared with the second quarter of 2010.

  At the end of June, total debt was the equivalent of 5.725 billion dollars, 971 million dollars less than June 30, 2010. Total net debt (3) was equivalent to 5.375 billion dollars.

  During the second quarter, the company used 479.034 million pesos to repurchase 44.5 million of its own shares.

  Capital expenditures (Capex) were the equivalent of 217 million dollars in the second quarter. Of this investment, 65.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

(1) Adjusted EBITDA: Defined as operating income plus depreciation and amortization and other expenses, net. Go to www.telmex.com in Investor Relations section where you can find the reconciliation of adjusted EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines and local traffic

At June 30, 2011, TELMEX supported 12.354 million lines, a decrease of 1.9% compared with the same period of the previous year.

    This total excludes 1.4 million lines in areas which are concentrated in rural communities and will be served by Telmex Social.

    It also excludes 696,000 public telephony lines and 784,000 prepaid lines, which have decreased in the last 12 months by 83,000 and 123,000, respectively. At midyear, 113,000 lines that provided technical support for lines no longer being used for dial-up Internet access service were disconnected.

    Taking these factors into account, there were 15.254 million lines in service at June 30, a decrease of 3.1% compared with the previous year.

During the second quarter, local calls decreased 8.9% compared with the same period of 2010, totaling 4.436 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators, as well as customers’ changing consumption profiles.

Long distance

In the second quarter, domestic long distance (DLD) traffic decreased 7.5% compared with the same quarter of 2010, totaling 4.357 billion minutes, mainly due to the decrease in termination traffic with cellular telephony operators and other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 20.1% compared with the second quarter of 2010, totaling 407 million minutes. Among factors contributing to this increase were the inclusion of this service in the infinitum packages and the increase of termination traffic from cellular operators.

Incoming international long distance traffic increased 24.9% compared with the second quarter of 2010, totaling 2.258 billion minutes. The incoming-outgoing ratio was 5.5 times .

Interconnection

In the second quarter, interconnection traffic totaled 10.951 billion minutes, 0.8% lower than the same quarter of 2010, due to the 2.2% decrease in interconnection traffic with other local and long distance operators and the 8.3% decrease in traffic related to calling party pays services.

Internet access

Thanks to our customers’ preference, our high speed Internet access service infinitum at the end of June served 7.7 million broadband accesses, an increase of 10.4% compared with the same period of the previous year, reinforcing that infinitum continues to be the best connection because of its quality, service, price and high speed.

This growth has been supported by the sale of more than 83,000 computers in the second quarter, an increase of 21.1% compared with the same period of 2010. Since 1999, we have sold more than 3 million computers

Financial Results

The following financial information for 2011 and 2010 is presented in nominal pesos, according to International Financial Reporting Standards (IFRS).

Revenues: In the second quarter, revenues totaled 27.614 billion pesos, a decrease of 2.9% compared with the same period of the previous year. Revenues related to local and interconnection services showed decreases of 5.9% and 19.1%, respectively. Data services increased 5.4% and other revenues 4.8%, comprised of revenues from billing and collection and Tiendas TELMEX (TELMEX Stores).

  Local: Local service revenues totaled 9.687 billion pesos in the quarter, a decrease of 5.9% compared with the second quarter of 2010, due to decreases of 4.5% in revenue per local billed call and 8.9% in local traffic volume and to the decline in billed lines.

  DLD: DLD revenues totaled 3.018 billion pesos, 2.6% lower than the second quarter of 2010, due to the 7.5% decrease among others to termination traffic with cellular operators and other long distance operators and the 5.2% increase in average revenue per minute.

  ILD: ILD revenues totaled 1.464 billion pesos in the second quarter, an increase of 5.0% compared with the same quarter of the previous year. Outgoing international long distance minutes totaled 795 million pesos, 2.7% lower than the second quarter of 2010. Contributing factors included the 19.0% decrease in average revenue per minute and the 20.1% increase in outgoing traffic due to the integration of ILD minutes in packages with infinitum . Incoming international long distance traffic revenues totaled 669 million pesos, a 15.9% increase compared with the second quarter of 2010, due to the increase of 24.9% in incoming traffic and the reduction of 7.2% in average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 19.1% to 3.085 billion pesos compared with the second quarter of 2010, due to the 8.3% decline in calling party pays traffic services and the decrease of 12.0% in average revenue of these services.

  Data: Data revenues are comprised of Internet access services, services related to private networks and value-added services for corporate customers. Revenues from data services in the second quarter were 8.714 billion pesos, 5.4% higher compared with the same quarter of 2010. This increase was supported by the increase of 10.4% in Internet access services and ongoing marketing of value-added services for the corporate market.

Costs and expenses: In the second quarter of 2011, total costs and expenses were 21.346 billion pesos, 2.6% lower than the same period of the previous year, mainly due to a decrease in interconnection costs, the reduction in the amount paid to cellular telephony companies and lower charges for uncollectables.

  Cost of sales and services: In the second quarter, cost of sales and services increased 4.5% compared with the same period of 2010, totaling 9.127 billion pesos, due to higher maintenance expenses for our telecommunications network, higher costs for marketing of products and computer sales at Tiendas TELMEX (TELMEX Stores) and higher termination costs for calls to other countries.

  Commercial, administrative and general: In the period from April to June 2011, commercial, administrative and general expenses totaled 5.646 billion pesos, 0.5% lower than the same period a year ago, mainly due to lower charges for uncollectables and lower advertising costs.

  Interconnection: Interconnection costs were 1.767 billion pesos, a decrease of 33.8% compared with the second quarter of 2010 due to the 37.4% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 8.3% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 4.0% compared with the same quarter of 2010, to 4.228 billion pesos, as a result of lower amounts of investments in recent years.

Adjusted EBITDA (1) and operating income: Adjusted EBITDA (1) totaled 11.074 billion pesos in the second quarter of 2011, a decrease of 2.5% compared with the same period of the prior year. The adjusted EBITDA margin was 40.1%. Operating income totaled 6.268 billion pesos in the second quarter and the operating margin was 22.7%.

Financing cost: In the second quarter, financing cost produced a charge of 1.478 billion pesos. This was a result of: i) a net interest charge of 1.488 billion pesos related to recognition of the market value of interest rate swaps and to debt reduction, ii) a net exchange gain of 10 million pesos because of the second-quarter exchange rate appreciation of 0.1289 pesos per dollar and the 3.097 billion dollars in dollar-peso hedges in effect at June 30, 2011.

Net income: In the second quarter, net income was 3.148 billion pesos, 11.8% lower than the same period of the previous year. Earnings per share were 17.4 Mexican cents, 11.2% lower than the second quarter of 2010, and earnings per ADR (2) were 29.8 US cents, a decrease of 4.5% compared with the same period of the previous year.

Investments: In the second quarter of 2011, capital expenditures (Capex) were the equivalent of 217 million dollars, of which 65.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

Repurchase of own shares: During the second quarter, the company used 479.034 million pesos to repurchase 44.5 million shares of its own shares.

Debt: Total debt at June 30, 2011, was the equivalent of 5.725 billion dollars, 971 million dollars less than the amount registered in 2010. Of which, 71.4% is long-term, 53.2% has fixed rates taking interest rate swaps into consideration, and 55.1% is in foreign currency, equivalent to 3.153 billion dollars. To minimize risks from variations in the exchange rate, at June 30, 2011, we had dollar-peso hedges for 3.097 billion dollars.

Total net debt (3) was equivalent of 5.375 billion dollars at the end of quarter.

Relevant Figures
( In millions of Mexican pesos, unless otherwise indicated)
					%					%
		2Q2011		2Q2010	Inc.		6 months 11		6 months 10	Inc.

Revenues	P.	27,614	P.	28,436	(2.9)	P.	55,161	P.	57,003	(3.2)
EBITDA adjusted (1)		11,074		11,355	(2.5)		22,422		23,523	(4.7)
EBITDA margin adjusted (%)		40.1		39.9	0.2		40.6		41.3	(0.7)
Operating income		6,268		6,527	(4.0)		12,927		14,190	(8.9)
Operating margin (%)		22.7		23.0	(0.3)		23.4		24.9	(1.5)
Net income attributable to controlling interest		3,148		3,568	(11.8)		6,906		8,088	(14.6)
Earnings per share (pesos)		0.174		0.196	(11.2)		0.382		0.445	(14.2)
Earnings per ADR (dollars) (2)		0.298		0.312	(4.5)		0.641		0.698	(8.2)
Weighted average of outstanding shares (millions)		18,086		18,191	(0.6)		18,086		18,191	(0.6)
Equivalent ADR (millions) (2)		904		910	(0.6)		904		910	(0.6)
(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the conciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.
(3) Net debt is defined as total debt less cash and cash equivalents.

Income Statements
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2011		2Q2010	Inc.		6 months 11		6 months 10	Inc.
Revenues
Local	P.	9,687	P.	10,290	(5.9)	P.	19,445	P.	20,752	(6.3)
Domestic long distance		3,018		3,099	(2.6)		6,054		6,203	(2.4)
International long distance		1,464		1,394	5.0		2,842		2,833	0.3
Interconnection		3,085		3,815	(19.1)		6,209		7,569	(18.0)
Data		8,714		8,267	5.4		17,296		16,285	6.2
Other		1,646		1,571	4.8		3,315		3,361	(1.4)
Total		27,614		28,436	(2.9)		55,161		57,003	(3.2)

Costs and Expenses
Cost of sales and services		9,127		8,735	4.5		17,706		17,304	2.3
Commercial, administrative and general		5,646		5,675	(0.5)		11,148		10,896	2.3
Interconnection		1,767		2,671	(33.8)		3,885		5,280	(26.4)
Depreciation and amortization		4,228		4,406	(4.0)		8,466		8,779	(3.6)
Other expenses, net		578		422	37.0		1,029		554	85.7
Total		21,346		21,909	(2.6)		42,234		42,813	(1.4)

Operating income		6,268		6,527	(4.0)		12,927		14,190	(8.9)

Financing cost
Interest, net		1,488		1,342	10.9		2,498		2,796	(10.7)
Exchange gain, net		(10)		(90)	NA		(42)		(386)	NA

Total		1,478		1,252	18.1		2,456		2,410	1.9

Equity interest in net income of affiliates		32		55	(41.8)		39		75	(48.0)
Income before income tax		4,822		5,330	(9.5)		10,510		11,855	(11.3)
Income tax		1,657		1,760	(5.9)		3,591		3,765	(4.6)
Net income		3,165		3,570	(11.3)		6,919		8,090	(14.5)
Noncontrolling interest		(17)		(2)	NA		(13)		(2)	NA
Net income attributable to controlling interest	P.	3,148	P.	3,568	(11.8)	P.	6,906	P.	8,088	(14.6)

EBITDA adjusted (1)	P.	11,074	P.	11,355	(2.5)	P.	22,422	P.	23,523	(4.7)

EBITDA margin adjusted (%)		40.1		39.9	0.2		40.6		41.3	(0.7)
Operating margin (%)		22.7		23.0	(0.3)		23.4		24.9	(1.5)

Exchange rate at June 30, 2011: 11.8389 pesos per dollar.
NA not applicable.

Statements of Financial Position
[ In millions of Mexican pesos ]
		June 30,		June 30,
		2011		2010
Assets
Cash and cash equivalents	P.	4,144	P.	10,958
Other current assets		31,353		38,470
Plant, property and equipment, net		95,758		101,860
Other assets		3,639		4,161
Net projected asset		18,573		12,669
Total assets	P.	153,467	P.	168,118

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	19,384	P.	3,790
Other short-term liabilities		23,362		23,261
Long-term debt		48,392		80,963
Labor obligations		15,289		15,047
Deferred taxes		986		517

Total liabilities		107,413		123,578
Stockholders' equity
Controlling interest		45,732		44,216
Noncontrolling interest		322		324
Total stockholders’ equity		46,054		44,540
Total liabilities and stockholders’ equity	P.	153,467	P.	168,118
Exchange rate at June 30, 2011: 11.8389 pesos per dollar.

Operating Results
						% Inc. vs.
	2Q 2011	1Q 2011	4Q 2010	3Q 2010	2Q 2010	2Q 2010
Internet (thousands)	7,755	7,652	7,449	7,272	7,059	9.9
Prodigy (Dial-up)	75	84	90	98	105	(28.6)
Infinitum (ADSL)	7,680	7,568	7,359	7,174	6,954	10.4

Billed lines (thousand units)	15,254	15562	15,591	15,622	15,744	(3.1)

Local traffic (million units)
Local calls	4,436	4,533	4,675	4,894	4,871	(8.9)
Interconnection minutes (A) (B)	10,951	10,433	10,554	10,819	11,040	(0.8)

Long distance traffic (million minutes)
Domestic long distance (A)	4,357	4,334	4,446	4,656	4,708	(7.5)
International long distance
(incoming and outgoing) (B)	2,665	2,492	2,384	2,150	2,147	24.1
(A) Includes domestic long distance calling party pays traffic.
(B) Includes international long distance calling party pays traffic.

Mexico Local and Long Distance Accounting Separation
Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the second quarter of 2011 and 2010.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2011		2Q2010	Inc.		6 months 11		6 months 10	Inc.
Revenues
Access, rent and measured service	P.	9,633	P.	10,220	(5.7)	P.	19,305	P.	20,589	(6.2)
LADA interconnection		1,107		1,191	(7.1)		2,233		2,355	(5.2)
Interconnection with operators		289		398	(27.4)		606		789	(23.2)
Interconnection with cellular operators		2,075		2,540	(18.3)		4,212		5,001	(15.8)
Other		3,877		3,720	4.2		7,721		7,748	(0.3)
Total		16,981		18,069	(6.0)		34,077		36,482	(6.6)

Costs and expenses
Cost of sales and services		6,413		6,023	6.5		12,671		12,018	5.4
Commercial, administrative and general		4,379		4,403	(0.5)		8,726		8,915	(2.1)
Interconnection		959		1,630	(41.2)		2,208		3,232	(31.7)
Depreciation and amortization		2,307		2,369	(2.6)		4,616		4,728	(2.4)
Other expenses, net		418		291	43.6		714		477	49.7
Total		14,476		14,716	(1.6)		28,935		29,370	(1.5)
Operating income	P.	2,505	P.	3,353	(25.3)	P.	5,142	P.	7,112	(27.7)
Adjusted EBITDA (1)	P.	5,230	P.	6,013	(13.0)	P.	10,472	P.	12,317	(15.0)
Adjusted EBITDA margin (%)		30.8		33.3	(2.5)		30.7		33.8	(3.1)
Operating margin (%)		14.8		18.6	(3.8)		15.1		19.5	(4.4)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2011		2Q2010	Inc.		6 months 11		6 months 10	Inc.
Revenues
Domestic long distance	P.	3,550	P.	3,694	(3.9)	P.	7,056	P.	7,341	(3.9)
International long distance		1,438		1,340	7.3		2,733		2,783	(1.8)
Total		4,988		5,034	(0.9)		9,789		10,124	(3.3)

Costs and expenses
Cost of sales and services		1,136		1,081	5.1		2,291		2,262	1.3
Commercial, administrative and general		1,253		1,256	(0.2)		2,509		2,518	(0.4)
Interconnection to the local network		1,616		1,815	(11.0)		3,305		3,605	(8.3)
Depreciation and amortization		389		429	(9.3)		798		859	(7.1)
Other expenses, net		56		38	47.4		97		64	51.6
Total		4,450		4,619	(3.7)		9,000		9,308	(3.3)

Operating income	P.	538	P.	415	29.6	P.	789	P.	816	(3.3)
Adjusted EBITDA (1)	P.	983	P.	882	11.5	P.	1,684	P.	1,739	(3.2)
Adjusted EBITDA margin (%)		19.7		17.5	2.2		17.2		17.2	0.0
Operating margin (%)		10.8		8.2	2.6		8.1		8.1	0.0

Statement of Cash Flows
[ In millions of Mexican pesos )
		Six months
		ended
		June 30, 2011

Operating activities

Income before income tax:	P.	10,510

Depreciation and amortization		8,466
Accrued interest expense		2,706
Other items not requiring the use of cash		3,708
Total		25,390

Cash flows used in operating activities		(10,505)
Net cash flows provided by operating activities		14,885

Investing activities
Acquisition of plant, property and equipment		(5,693)
Other investments		(3)
Net cash flows used in investing activities		(5,696)

Cash surplus to be applied to financing activities		9,189

Financing activities
New loans		1,000
Repayment of loans		(5,999)
Premium in acquisition of senior bonds		(339)
Acquisition of own shares		(1,340)
Dividends paid		(4,644)
Interest paid		(1,570)
Derivative financial instruments		354
Net cash flows used in financing activities		(12,538)

Net decrease in cash and cash equivalents		(3,349)
Cash and cash equivalents at beginning of period		7,493
Cash and cash equivalents at end of period	P.	4,144

Relevant Figures Telmex Social
	2nd. Quarter 2011
	TELMEX Social	Rest of Operations	Total
Communities	10,451	12,753	23,204
Territory (%)	36.1%	63.9%	100.0%
Inhabitants (millions)	22	90	112
Billed lines (millions)	1.42	13.83	15.25

Source: Census 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Press Release: TELMEX Highlights Second Quarter 2011, July 19, 2011